UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 25, 2011	Announcement of Revisions to the Forecast of Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: October 25, 2011

Exhibit 1

[Translation]

October 25, 2011
To whom it may concern:

WACOAL HOLDINGS CORP. Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Managing Director and General Manager of Corporate Planning
(Telephone: +81(075) 682-1010)

Announcement of Revisions to the Forecast of Financial Results

Based on our recent performance as well as other factors, we hereby announce that we have revised our forecast of consolidated financial results for the cumulative period of the 2nd quarter of the Fiscal Year ending March 31, 2012 (April 1, 2011 - September 30, 2011), which we previously announced on July 29, 2011, as follows:

Details

1. Revised Forecast of Consolidated Financial Results for the Cumulative 2nd Quarter of the Fiscal Year Ending March 31, 2012 (April 1, 2011 - September 30, 2011)

(U.S. GAAP)	(Unit: millions of yen and %, unless otherwise indicated)

	Net sales	Operating income	Quarter pre-tax net income	Net income for the quarter attributable to Wacoal Holdings Corp.	Net income per share for the quarter attributable to Wacoal Holdings Corp. (in yen)
Previous Forecast (“A”)	86,000	6,000	6,500	3,800	26.98
Revised Forecast (“B”)	87,800	8,100	8,000	4,600	32.66
Variance (B - A)	1,800	2,100	1,500	800	—
Variance in Percentage (%)	2.1%	35.0%	23.1%	21.1%	—
(Reference) Results for the 2nd Quarter in the Previous Fiscal Year ended March 31, 2011	85,884	6,153	5,332	2,782	19.70

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Reason for Revision

Although we were concerned about the impact of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 on our sales, net sales are expected to exceed the forecast. In terms of our operating results, both operating income and net income for the quarter are expected to exceed forecasts as a result of the increase in net sales revenue due to the increase in sales, as well as our efforts to cut costs and reduce expenses.

Our forecast of our financial results for the fiscal year is currently being examined and will be announced together with the announcement of financial results for the cumulative 2nd quarter.

*Cautionary Statement

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from our estimates.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

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